Imotobank, LLC

Financial Statements

December 31, 2024 and 2023



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

IMOTOBANK, LLC

Table of Contents

Page

Independent Accountant's Review Report   1

Financial Statements:

    Balance Sheets   3

    Statements of Operations   4

    Statements of Changes in Member's Equity (Deficit)   5

    Statements of Cash Flows   6

    Notes to Financial Statements   7



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Imotobank, LLC
Walpole, Massachusetts

We have reviewed the accompanying financial statements of Imotobank, LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in member's equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Going Concern

The accompanying financial statements have been prepared assuming that Imotobank, LLC will continue as a going concern. As discussed in Note 1 to the financial statements, Imotobank, LLC has significant debt obligations with demand payment features. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to that matter.

April 22, 2025
Glen Allen, Virginia

IMOTOBANK, LLC

Balance Sheets
December 31, 2024 and 2023

Assets		2024		2023
Current assets:				
Cash	$	56,185	$	83,798
Accounts receivable		365,359		98,681
Inventory		591,298		882,839
Total current assets		1,012,842		1,065,318
Property and equipment, net		59,863		66,970
Total assets	$	1,072,705	$	1,132,288
Liabilities and Member's Deficit				
Current liabilities:				
Notes payable - current portion	$	1,348,000	$	690,867
Accounts payable		261,452		426,418
Accrued expenses		86,874		150,263
Total current liabilities		1,696,326		1,267,548
Long-term liabilities:				
Notes payable - less current maturities		10,608		115,445
Total liabilities		1,706,934		1,382,993
Member's deficit		(634,229)		(250,705)
Total liabilities and member's deficit	$	1,072,705	$	1,132,288

See independent accountant's review report and accompanying notes to financial statements.

IMOTOBANK, LLC

Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Sales	$ 13,592,437	$ 15,274,829
Cost of sales	11,639,619	13,382,103
Gross profit	1,952,818	1,892,726
Operating expenses	1,691,565	1,730,435
Operating income	261,253	162,291
Other expense:		
Interest expense	(188,059)	(22,802)
Net income	$ 73,194	$ 139,489

See independent accountant's review report and accompanying notes to financial statements.

IMOTOBANK, LLC

Statements of Changes in Member's Equity (Deficit)
Years Ended December 31, 2024 and 2023

	Member's Distributions	Retained Earnings	Total
Balance, January 1, 2023	$ (338,543)	$ 521,418	$ 182,875
Member distributions	(573,069)	-	(573,069)
Net income	-	139,489	139,489
Balance, December 31, 2023	(911,612)	660,907	(250,705)
Member distributions	(456,718)	-	(456,718)
Net income	-	73,194	73,194
Balance, December 31, 2024	$ (1,368,330)	$ 734,101	$ (634,229)

See independent accountant's review report and accompanying notes to financial statements.

IMOTOBANK, LLC

Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net income	$ 73,194	$ 139,489
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense	7,107	7,351
Change in operating assets and liabilities:		
Accounts receivable	(266,678)	(39,319)
Inventory	291,541	(232,203)
Accounts payable	(164,966)	244,665
Accrued expenses	(63,389)	66,833
Net cash (used in) provided by operating activities	(123,191)	186,816
Cash flows used in investing activities:		
Purchases of property and equipment	-	(7,670)
Cash flows from financing activities:		
Proceeds from notes payable	765,000	415,000
Payments on notes payable	(212,704)	(72,339)
Distributions to member	(456,718)	(573,069)
Net cash provided by (used in) financing activities	95,578	(230,408)
Net change in cash	(27,613)	(51,262)
Cash, beginning of year	83,798	135,060
Cash, end of year	$ 56,185	$ 83,798
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 188,059	$ 22,802

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies:**

Nature of Business: Imotobank, LLC (the, "Company"), is a limited liability company organized in 2008. The Company operates as a car dealership offering a personalized approach to car purchasing and delivery. The Company currently has one location in Walpole, Massachusetts.

Going Concern: The Company has significant debt outstanding at December 31, 2024 that contain on demand payment features (see Note 3). In the event the debt was called by the note holders, the Company would have insufficient liquid assets to cover the payments outstanding on the notes. While there has been no indication that payments would be called prior to the stated maturity dates, there can be no certainty that this event would not occur. These conditions give rise to material uncertainty that may cast substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable results from sales made to customers in the ordinary course of business.

At December 31, 2024, two customers accounted for 26% of accounts receivable. At December 31, 2023, six customers accounted for 91% of accounts receivable.

Adoption of Accounting Standards: In June 2016, the FASB issued Accounting Standard Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which replaced the incurred loss methodology for estimating credit losses with the current expected credit loss ("CECL") model to estimate credit losses for most financial assets held at amortized cost, including accounts receivable. The new model requires entities consider a wide range of information when estimating credit losses, including historical loss information, current conditions, and reasonable and supportable forecasts. Under the CECL model, the allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of the assets.

1.   **Summary of Significant Accounting Policies, Continued:**

Adoption of Accounting Standards, Continued: The Company adopted the new standard effective January 1, 2023, using the modified retrospective method. The adoption of the new standard did not have a material effect on the Company's financial statements.

Accounts Receivable: The Company's accounts receivable are carried at the original invoiced amount less an estimate made for uncollectible accounts based on management's estimate of the amount of receivables that will actually be collected. Management closely monitors outstanding balances and provides for uncollectible amounts through a charge to earnings and a credit to an allowance for credit losses. Balances that are still outstanding after management has used reasonable collection efforts are written off.

In estimating the allowance for credit losses, the Company performs an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and supportable expectation of future conditions. Management has determined that any allowance for credit losses would not be material to the financial statements, and, therefore, no allowance for credit losses was considered necessary at December 31, 2024 and 2023.

Inventory: Inventory consists of vehicles and is stated at the lower of cost or net realizable value. Cost includes the costs to purchase the vehicles and other related costs. Net realizable value is the estimated selling price in the ordinary course of business, based on market prices at the report date.

Warranty: The Company offers a statutory state warranty on vehicles sold for periods of up to 90 days and 3,750 miles. The cost of warranties are part of the service of the vehicles and as of year-end management has determined that based on the length of warranty coverage, there are no reserves necessary based on the date vehicles have been sold.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which range from five to 27.5 years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $17,115 for 2024 and $27,036 for 2023.

Revenue Recognition: In May 2014, the FASB issued *Accounting Standards Update 2014-09 – Revenue Recognition from Contracts with Customers (Topic 606)*. The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued: The Company recognizes revenue when it satisfies a performance obligation in accordance with the provisions of a customer order or contract. This is achieved when control of the product has been transferred to the customer, which is generally determined when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment of the product for vehicle sales. The Company also performs maintenance services on vehicles which is recognized at the point in time the service is completed and billable to the customer. Accordingly, the sale of the Company's products to its customers and maintenance services performed represent single performance obligations for which revenue is recognized at a point in time. Based on the foregoing, no significant judgment is required to determine when control of a product has been transferred to a customer or services are substantially complete.

There were no contract assets or liabilities at December 31, 2024 and 2023 or January 1, 2023. Accounts receivable at January 1, 2023 totaled $59,362.

Sales and Other Taxes: The Company reports revenues net of sales taxes and other taxes of a similar nature imposed by governmental authorities.

Leases: The Company accounts for leases in accordance with FASB guidance contained in Leases (Topic 842). The Company determines whether an arrangement is a lease at contract inception. The Company has operating leases for various office and warehouse space. The Company elected the practical expedient to account for lease and non-lease components as a single component. Additionally, the Company elected the practical expedient to not recognize right-of-use assets or lease liabilities for short-term leases for all classes of underlying assets, which are those leases with a term of twelve months or less at the lease commencement date. The Company also elected the practical expedient to use the risk-free rate at the date of lease commencement to calculate the related lease liability in cases where the rate implicit in the lease is not readily determinable. Operating lease liabilities and corresponding right-of-use assets include options to extend lease terms that are reasonably certain of being exercised. As of December 31, 2024 and 2023, the Company had no operating leases with terms greater than twelve months.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties, Continued: Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through April 22, 2025, the date the financial statements were available to be issued and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2024	2023
Computers and software	$ 5,606	$ 5,606
Operating equipment	90,019	90,019
Office equipment	4,727	4,727
	100,352	100,352
Less: Accumulated depreciation	(40,489)	(33,382)
Total	$ 59,863	$ 66,970

Depreciation expense totaled $7,107 for 2023 and $7,351 for 2023.

3.   **Notes Payable:**

The Company had a note payable outstanding with a commercial bank in the original principal amount of $100,000. Interest was charged at 10.5% per annum with a maturity date of July 2028. The remaining balance on this note was $74,312 at December 31, 2023 and was paid in-full during 2024.

The Company has various notes payable outstanding with individual lenders. The notes have maturity dates ranging from 2025 through 2027 at which point all accrued interest and unpaid principal are due. The notes also contain a clause that all principal be returned to the lender within 60 days of written notice by the lender demanding repayment. As such, the full amount of these notes are included as a current liability on the accompanying balance sheets. The notes are unsecured and bear interest at 1% per month on the basis of a 365-day year. The outstanding balance on these notes was $1,300,000 at December 31, 2024 and $630,000 at December 31, 2023.

3.   **Notes Payable, Continued:**

The Company has a loan outstanding with the Small Business Administration for the original principal amount of $150,000. The loan matures in June 2026 and bears interest at 3.75% per annum. The loan is unsecured. The outstanding balance on the loan was $58,608 at December 31, 2024 and $102,000 at December 31, 2023.

Future minimum principal payments on outstanding debt balance are as follows at December 31, 2023:

Year	Amount
2025	$ 1,348,000
2026	10,608
	$ 1,358,608

4.   **Leases:**

The Company leases office and warehouse space under various non-cancellable operating lease agreements with month-to-month terms The lease agreements call for monthly payments ranging from $2,000 to $4,065 as well as various taxes and common area maintenance charges. Rent expense totaled $90,121 for 2024 and $102,484 for 2023.